Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

December 14, 2022

Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	FT 10453
FT Strategic Fixed Income ETF Portfolio, Series 8
(the “Trust”)
CIK No. 1943972 File No. 333-268411

Dear Mr. Cowan:

We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

Comments

General

1.The Staff notes the disclosure states, “The valuation of the Securities has been determined by the Sponsor.” Please revise this disclosure consistent with Rule 2a-5(d), which, in the case of a UIT, requires the UIT’s trustee or the UIT’s depositor to conduct fair value determinations under the rule, or explain how the fair value determination by the Sponsor is consistent with this requirement.

Response:Rule 2a-5(d) provides, in part, “[i]f the fund is a unit investment trust . . . the fund’s trustee or depositor must carry out the requirements of paragraph (a) of this section.” The Trust notes that First Trust Portfolios L.P. is the Trust’s “Sponsor,” which is the term used in the Registration Statement to refer to the depositor. The Trust respectfully points the Staff to the cover page of the S-6 filing, which states that the name of the depositor is First Trust Portfolios L.P. The Trust confirms the disclosure throughout the Registration Statement is consistent with Rule 2a-5.

Risk Factors

2.If the funds held by the Trust invest in bonds that reference LIBOR, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in bonds that reference LIBOR, appropriate disclosure will be added to the Trust’s prospectus.

3.The Staff notes that the Trust invests in funds that invest in convertible securities. If those funds invest or expect to invest in contingent convertible securities (“CoCos”), the Trust should consider what, if any, disclosure is appropriate. The type and location of disclosure will depend on, among other things, the extent to which the funds invest in CoCos, and the characteristics of the CoCos, (e.g., the credit quality, the conversion triggers, etc.). If CoCos are or will be a principal type of investment, the Trust should provide a description of them and should provide appropriate risk disclosure. In addition, please supplementally inform the Staff whether the funds intend to invest or currently invest in CoCos and the amount the funds currently invests in CoCos.

Response:The Trust confirms that investments in CoCos will not constitute a principal investment strategy. Furthermore, the Trust does not expect its investments in funds to have exposure to CoCos, as prior series’ of the Trust have not had any exposure to CoCos. However, if the Trust’s final portfolio has exposure to funds that invest in CoCos, appropriate disclosure will be added to the Trust’s prospectus.

4.If the funds held by the Trust invest in subprime residential mortgage loans, please add relevant risk disclosure.

Response:In accordance with the Staff’s comment, if the Trust’s final portfolio has exposure to funds that invest in subprime residential mortgage loans, appropriate disclosure will be added to the Trust’s prospectus.

We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Daniel J. Fallon
Daniel J. Fallon